December 19, 2016

VIA EDGAR

Mr. Stephen Krikorian

Branch Chief – Accounting

Office of Information Technologies and Services

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Glu Mobile Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 8‑K
Filed August 2, 2016 (the “Form 8‑K”)
File No. 001‑33368

Dear Mr. Krikorian:

Glu Mobile Inc. (the “Company”) submits this letter in response to a comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 6, 2016 related to the above‑referenced Form 8‑K.

For ease of reference, the Company has set forth below, in italics, the text of the Staff’s comment prior to the Company’s response.

Form 8‑K filed August 2, 2016

1.

We note from your response to prior comment 1 that you intend to continue providing forward looking guidance for Adjusted gross margin (as previously defined) including the change in deferred revenue. We believe that providing forward looking guidance for Adjusted gross profit (as previously defined) substitutes individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your presentation in light of the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations.

Response:  The Company will no longer include “Adjusted gross margin (as previously defined)” in future earnings releases.  As noted in the Company’s earnings release dated November 3, 2016, the Company is unable to provide gross margin guidance for future periods in accordance with generally accepted accounting principles (“GAAP”) due to the unreasonable efforts required to calculate the individual components thereof, and, in particular, the amount of revenue or costs that must be deferred in any given quarterly period. However, given our belief of the importance of this information for investors, we would propose to instead provide guidance for the component parts of “Adjusted gross profit (as previously defined),” which is comprised of: bookings; impairment and amortization of intangible assets in cost of revenue; platform commission, excluding any impact of deferred platform commissions; royalties, excluding any impact of deferred royalties; and hosting costs (“Modified Guidance Disclosure”).

Below is a demonstrative example of our intended Modified Guidance Disclosure that we would propose to include in the Company’s next earnings press release to report financial results for the quarter and year ended December 31, 2016, which the Company expects to issue in early February 2017:

•	Bookings are expected to be between $XX million and $YY million.
•	Impairment and amortization of intangible assets in cost of revenue is expected to be between $XX million and $YY million.
•	Platform commissions, excluding any impact of deferred platform commissions, are expected to be between $XX million and $YY million.
•	Royalties, excluding any impact of deferred royalties, are expected to be between $XX million and $YY million.
•	Hosting costs are expected to be between $XX million and $YY million.

The Company does not intend to provide “Platform commissions, excluding any impact of deferred platform commissions,” “Royalties, excluding any impact of deferred royalties” and “Hosting costs” with respect to any completed reporting period in any future earnings releases; it only intends to provide guidance on these metrics for future periods. Additionally, we believe these metrics do not substitute individually tailored revenue recognition and measurement methods for those of GAAP and therefore complies with the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations and the Staff’s comment.

***

Pursuant to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comment.  If you have any further questions or comments, please contact me by telephone at (415) 800‑6169 or by email at eric.ludwig@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Eric R. Ludwig

Eric R. Ludwig

Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:        Niccolo M. de Masi (Executive Chairman, Glu Mobile Inc.)

Nick Earl (President and Chief Executive Officer, Glu Mobile Inc.)

Scott J. Leichtner (Vice President, General Counsel and Secretary, Glu Mobile Inc.)

Gregory J. Cannon (Vice President, Finance and Investor Relations, Glu Mobile Inc.)